VISIONARY HOLDINGS INC.
105 MOATFIELD DR, UNIT 1003
TORONTO, ONTARIO
CANADA, M3B 0A2

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VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V54743-Z88280 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

VISIONARY HOLDINGS INC.

The Board of Directors recommends you vote FOR the following proposals:

		For	Against	Abstain
1.	To authorize an amendment of the articles of incorporation of the Company (The "Articles") to create the voting Class A and Class B Common Stock and the non-voting Class C Capital Stock, as described in the accompanying proxy statement and the Appendix A thereto.	☐	☐	☐
2.	To authorize an amendment of the Articles to authorize the board of the directors of the Company to issue in series and establish the rights, preferences and limitations of the Preference Shares of the Company, as detailed in the accompanying proxy statement and Appendix B thereto.	☐	☐	☐
3.	To authorize the increase of the number of directors from five (5) to nine (9), within the range specified in the Articles of a minimum of one (1) and a maximum of ten (10) directors.	☐	☐	☐
4.	To authorize the board of the directors of the Company to convert all of the shares held by Shareholder 3888 Investment Group Limited into Class B Common Stock.	☐	☐	☐
5.	To authorize the board of directors to approve the issuance of Class A Common Stock and Class C Capital Stock, aimed at developing the Company's business and to create greater value for Shareholders.	☐	☐	☐

6. To transact such other business as may properly be brought before the Special Meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

V54744-Z88280

VISIONARY HOLDINGS INC.
SPECIAL MEETING OF SHAREHOLDERS
AUGUST 9, 2024 10:00 AM EDT
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoint(s) William Chai, Marc Kealey, Simon Tang, Zhong Chen and Fan Zhou or either of them, as proxies, each with the power to appoint their substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of (Common/Preferred) Stock of VISIONARY HOLDINGS INC. that the shareholder(s) is/are entitled to vote at the Special Meeting of Shareholders to be held at 10:00 a.m. EDT, on August 9, 2024, virtually at https://meet.google.com/mhe-qapt-mom, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side